EXHIBIT 20


                           Media Relations:         Investor Relations:
                           Roger W. W. Baker        Daniel A. Conforti
                           (203) 698-5148           (203) 698-5132






      AMERICAN BRANDS ANNOUNCES PLANS TO CONSOLIDATE PRODUCTION
                    AT ITS GALLAHER TOBACCO UNIT


  Old Greenwich, CT, December 19, 1996 -- American Brands, Inc.

  (NYSE-AMB) today announced a major initiative to enhance

  productivity.

       The Company said that its U.K.-based Gallaher tobacco

  subsidiary will consolidate U.K. cigarette manufacturing at its factory at Lisnafillan, Northern Ireland.  The program will result in the closure over the next three to four years of its

  Hyde factory in Manchester, England.  Gallaher anticipates that the consolidation, when completed, will result in substantial annual savings.  In the fourth quarter, American Brands will record a restructuring charge of approximately $80 million dollars (about $55 million after tax), primarily related to employee termination benefits.

       American Brands announced in October plans to spin off

  Gallaher to stockholders.  Completion of that transaction is contingent upon receipt of favorable tax rulings and relevant stockholder approvals.  The transaction is expected to be completed in the second or early in the third quarter of 1997.  When the spin off is completed, the name "American Brands" will be changed to "Fortune Brands."

       Gallaher also indicated that it plans to invest an

  additional 40 million pounds over the next three to four years in expanding the Lisnafillan factory and installing the latest generation of ultra-high speed cigarette manufacturing machinery.

       The closure of the Hyde factory will result in the

  elimination of about 950 positions, partly offset by the creation of about 300 new jobs in Lisnafillan.

       American Brands' Chairman and Chief Executive Officer Thomas

  C. Hays noted that "Gallaher is the U.K. tobacco market leader and has a significant and growing presence in continental Europe.

  The plan announced today will result in substantially lower costs for Gallaher, enhancing its competitive position and strategic flexibility.

       "We are firmly committed to reducing our overall cost

  structure, not only at Gallaher, but also at the operations that will comprise Fortune Brands.  In that regard, we are currently reviewing other productivity-enhancing opportunities at the

  Fortune Brands operations that may well result in an additional restructuring charge prior to the spin off.

       "Today's announcement also represents another major step in our aggressive strategy to enhance shareholder value.  In

  December 1994, we sold The American Tobacco Company.  In 1995, we sold Franklin Life and a number of nonstrategic businesses and product lines, including the U.K. retailing operations.  Early this year, we acquired Cobra Golf, substantially enhancing our worldwide leadership in the fast-growing golf business.  We've also invested $1.8 billion during 1995 and 1996 to reduce fully diluted shares by 20%, and we have invested over $400 million in capital projects to further enhance the competitiveness of our powerful consumer brands."

       Hays further commented that, excluding the restructuring

  charge announced today, American Brands still expects to achieve its previously announced E.P.S. growth target for 1996 in the range of 10%.

       Gallaher's Chairman Peter Wilson noted that Gallaher has

  been moving vigorously to rationalize facilities.  Two years ago,

  cigar production facilities were consolidated into a single factory and a state-of-the-art national distribution facility was opened; previously, there were eight regional centers.  With actions taken prior to today's announcement, Gallaher has reduced total employment by 37% over the past six years.

       Wilson added that "by consolidating our two U.K. cigarette factories into one and investing in the most modern, ultra-high speed cigarette manufacturing machinery, Gallaher will achieve significantly lower overhead costs and make an important

  improvement in production efficiency."

       The expansion of the Lisnafillan facility will provide

  Gallaher with a production capacity of up to 50 billion

  cigarettes annually.

       American Brands, Inc. is an international consumer products holding company with headquarters in Old Greenwich, Connecticut.

  As noted, American Brands intends to change its name, following the successful consummation of the spin off of Gallaher, to

  Fortune Brands.

       American Brands' operating companies have powerhouse brands and leading market positions.  MasterBrand Industries has leading hardware and home improvement brands including Moen faucets,

  Master locks and Aristokraft cabinets. Major distilled spirits brands sold by units of JBB Worldwide, Inc., include Jim Beam and the Small Batch Bourbons, DeKuyper cordials, After Shock liqueur and Whyte & Mackay Scotch.  Acushnet Company's golf brands include Titleist, Cobra, Pinnacle and Foot-Joy.  ACCO World

  Corporation's major office products brands include Day-Timer and

  Swingline.  Gallaher Limited sells tobacco products

  internationally, principally in Europe, where its major brands include Benson and Hedges and Silk Cut.

                             *    *    *

       This press release contains statements relating to future

  results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.

  Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases with respect to international tobacco and distilled spirits, regulatory

  developments, the uncertainties of litigation, as well as other risks and uncertainties detailed from time to time in the

  Company's Securities and Exchange Commission filings.

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